August 2, 2011

VIA EDGAR

Christian Windsor

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nara Bancorp, Inc.

Registration Statement on Form S-4

File number 333-173511

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nara Bancorp, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective as of August 4, 2011 or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (213) 235-2202 if you have any questions with respect to the foregoing.

Very truly yours,
Nara Bancorp, Inc.

By:	/s/ Juliet Stone
Name:	Juliet Stone
Title:	SVP, Deputy General Counsel & Corporate Secretary